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                                   Exhibit 2.3

                               SECOND AMENDMENT TO
                      AGREEMENT AND PLAN OF REORGANIZATION

         This Second Amendment to Agreement and Plan of Reorganization (this "Second Amendment") is made and entered into as of November 12, 1996, by and among Citation Insurance Group, a California corporation ("Citation"), Citation Holdings, Inc., an Ohio corporation ("Newco"), and Physicians Insurance Company of Ohio, an Ohio corporation ("PICO"), for the purpose of amending that certain Agreement and Plan of Reorganization (the "Reorganization Agreement"), dated as of May 1, 1996, among Citation, Newco and PICO.

                                    RECITALS

         WHEREAS, Citation, Newco and PICO previously have entered into that certain Amendment to Agreement and Plan or Reorganization, dated August 14, 1996;

         WHEREAS, Citation has advised PICO that its consolidated stockholders' equity has decreased; and

         WHEREAS, the parties wish to further amend the Reorganization Agreement to account for this decrease.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

         1. Clause (B) of Section 5.3(h) is amended to read in full as follows:"As of November 15, 1996, there has been no increase in long-term debt of Citation or any Citation Subsidiary, as compared with long-term debt at December 31, 1995, or any increase in the outstanding capital stock of Citation or any Citation Subsidiary (other than issuances of additional stock pursuant to vested Citation Options) as compared with capital stock at December 31, 1995, or any decrease in Citation's consolidated stockholders' equity below $34 million."
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         1. Capitalized terms used but not defined herein shall have the meaning given thereto in the Reorganization Agreement, as amended.

         2. Except as expressly modified hereby, the Reorganization Agreement, as so amended, shall continue in full force and effect.

         3. The interpretation, performance and enforcement of this Second Amendment and the legal relations among the parties shall be governed by and construed in accordance with the internal laws of the State of California applicable to contracts made and to be wholly performed in such state.

         4. This Second Amendment may be executed in counterparts with the same effect as if all parties hereto had signed the same document. All counterparts so executed shall be deemed to be an original, shall be construed together and shall constitute one agreement.

         IN WITNESS WHEREOF, Citation, Newco and PICO have executed this Agreement as of the date first written above.

                            CITATION INSURANCE GROUP

                            By: /s/ Paul M. Bancroft
                               -------------------------------
                            Name: Paul M. Bancroft
                            Title: Vice Chairman, Board of Directors

                             CITATION HOLDINGS, INC.

                            By: /s/ Robert M. Erickson
                               -------------------------------
                            Name: Robert M. Erickson
                            Title: President

                            PHYSICIANS INSURANCE COMPANY OF OHIO

                            By:  /s/ John R. Hart
                               -------------------------------
                            Name:  John R. Hart
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                            Title: President & CEO